Exhibit 21.1

LIST OF SUBSIDIARIES OF SPARK ENERGY, INC.

Entity	Jurisdiction

Spark HoldCo, LLC	Delaware

Spark Energy Gas, LLC	Texas

Spark Energy, LLC	Texas

Oasis Power Holdings, LLC	Texas

Oasis Power, LLC	Texas

CenStar Energy Corp.	New York

CenStar Operating Company, LLC	Texas
Spark HoldCo, LLC
Major Energy Services LLC	New York

Major Energy Electric Services LLC	New York

Respond Power LLC	New York

Electricity Maine, LLC	Maine

Electricity N.H., LLC	Maine

Provider Power Mass, LLC	Maine